<SEQUENCE>2
[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

					       Three Months Ended
                                             			March 31,
                                          			        1998	     1997
                                        			___________	_________
Basic EPS
Average shares outstanding		    4,225,851	4,225,851
Net Income				         $7,799	 $237,334
Net Income per common share		             $.00	         $.06

Dilutive EPS
Average shares outstanding		   4,225,851	4,225,851
Effect of dilutive securities		      190,361	   130,568
Total average shares outstanding		   4,416,212	4,356,419
Net earnings				        $7,799	 $237,334
Net income per diluted share		              $.0	          $.05
